Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 5, 2007, (which reports expressed an unqualified opinion and included an explanatory paragraph related to the Company’s adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans) relating to the financial statements of Iowa Telecommunications Services, Inc. and subsidiaries and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Iowa Telecommunications Services, Inc. and subsidiaries for the year ended December 31, 2006.
/s/ Deloitte & Touche LLP
Des Moines, Iowa
August 9, 2007